Exhibit 99.1

Futu Announces Fourth Quarter and Full Year 2024 Unaudited Financial Results

HONG KONG, March 13, 2025 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter and Full Year 2024 Operational Highlights

•	Total number of paying clients[1] increased 41.0% year-over-year to 2,411,324 as of December 31, 2024.

•	Total number of registered clients[2] increased 28.7% year-over-year to 4,583,453 as of December 31, 2024.

•	Total number of users[3] increased 16.2% year-over-year to 25.1 million as of December 31, 2024.

•	Total client assets increased 53.1% year-over-year to HK$743.3 billion as of December 31, 2024.

•	Daily average client assets were HK$722.3 billion in the fourth quarter of 2024, an increase of 53.6% from the same period in 2023.

•	Total trading volume in the fourth quarter of 2024 increased by 201.7% year-over-year to HK$2.89 trillion, in which trading volume for U.S. stocks was HK$2.08 trillion, and trading volume for Hong Kong stocks was HK$754.5 billion. Total trading volume in 2024 increased 83.3% year-over-year to HK$7.75 trillion.

•	Margin financing and securities lending balance increased 53.7% year-over-year to HK$50.9 billion as of December 31, 2024.

Fourth Quarter 2024 Financial Highlights

•	Total revenues increased 86.8% year-over-year to HK$4,432.5 million (US$570.6 million).

•	Total gross profit increased 88.5% year-over-year to HK$3,656.5 million (US$470.7 million).

•	Net income increased 113.3% year-over-year to HK$1,869.5 million (US$240.7 million).

•	Non-GAAP adjusted net income[4] increased 105.4% year-over-year to HK$1,952.3 million (US$251.3 million).

Full Year 2024 Financial Highlights

•	Total revenues increased 35.8% year-over-year to HK$13,590.1 million (US$1,749.6 million).

•	Total gross profit increased 31.5% year-over-year to HK$11,144.7 million (US$1,434.7 million).

•	Net income increased 27.0% year-over-year to HK$5,433.1 million (US$699.4 million).

•	Non-GAAP adjusted net income increased 26.2% year-over-year to HK$5,768.0 million (US$742.6 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “In 2024, we added over 701 thousand paying clients, bringing the total number of paying clients to 2.4 million, a 41.0% year-over-year increase. In the fourth quarter, new paying clients increased by 39.1% quarter-over-quarter to 215 thousand, driven by sequential acceleration in client acquisition across all markets. Hong Kong emerged as the top contributor of new paying clients, thanks to our timely and effective marketing campaigns around different asset classes. In Singapore, we witnessed another quarter of both strong client growth and improving client quality. We continued to rapidly take market share in Malaysia thanks to an increasingly localized product experience and growing brand awareness and trust. In Japan, new paying clients returned to double-digit sequential growth as our superior U.S. stock trading experience was accentuated amid strong U.S. stock performance. Year to date, we continue to witness strong paying client growth and are guiding for 800 thousand net new paying clients in 2025.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users with one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Net asset inflow further increased sequentially on top of a high base in the third quarter. Despite the negative mark-to-market impact on clients’ stock holdings, total client assets grew 53.1% year-over-year and 7.2% quarter-over-quarter to HK$743.3 billion. In Singapore, we tracked robust net asset inflow into both U.S. equities and cash management products, altogether driving total client assets up by 19% quarter-over-quarter. Margin financing and securities lending balance increased by 25.1% sequentially to an all-time high of HK$50.9 billion amid risk-on mood.”

“Total trading volume hit a record HK$2.89 trillion, up 201.7% year-over-year and 51.5% quarter-over-quarter. Many AI and crypto names posted exceptional gains in the fourth quarter and drove the bulk of our 36.1% sequential increase in U.S. stock trading volume to HK$2.08 trillion. A couple of AI names that used to be unfamiliar to our clients consistently ranked among the most-traded U.S. stocks on our platform in 2024 thanks to their outsized outperformance and growing conviction among the public of AI’s structural influence. Hong Kong stock trading volume reached HK$754.5 billion, up 117.0% quarter-over-quarter, as turnover in many technology names as well as leveraged and inverse ETFs surged.”

“Total client assets in wealth management increased 92.6% year-over-year and 13.9% quarter-over-quarter to HK$110.9 billion, which accounted for 15% of total client assets, a further uptick from the third quarter. Despite sequentially lower yield, money market funds continued to attract robust inflow. In Hong Kong and Singapore, we expanded our structured product offerings to better address the investment needs of our high-net-worth clients.”

“As of quarter end, we served 482 IPO distribution and IR clients, up 16.4% year-over-year. In 2024, we underwrote 40 Hong Kong IPOs, ranking first among all brokers for the third consecutive year, according to Wind. FINI, the digital IPO settlement platform introduced by The Stock Exchange of Hong Kong, eliminates multi-account participation, shortens the settlement period, and reduces funding costs with the new pre-funding model. These changes improve the overall retail IPO subscription experience and are conducive to market consolidation. We swiftly adjusted our IPO subscription process based on these changes and saw meaningful improvement in market share in terms of subscription amount in recent Hong Kong IPOs.”

Fourth Quarter 2024 Financial Results

Revenues

Total revenues were HK$4,432.5 million (US$570.6 million), an increase of 86.8% from HK$2,373.3 million in the fourth quarter of 2023.

Brokerage commission and handling charge income was HK$2,057.4 million (US$264.9 million), an increase of 127.6% from the fourth quarter of 2023. This was mainly due to higher trading volume, partially offset by the decline in blended commission rate.

Interest income was HK$2,022.3 million (US$260.3 million), an increase of 51.8% from the fourth quarter of 2023. The increase was mainly driven by higher interest income from securities borrowing and lending business and bank deposits.

Other income was HK$352.8 million (US$45.4 million), an increase of 157.0% from the fourth quarter of 2023. The increase was primarily attributable to higher fund distribution service income and currency exchange income.

Costs

Total costs were HK$776.0 million (US$99.9 million), an increase of 79.0% from HK$433.5 million in the fourth quarter of 2023.

Brokerage commission and handling charge expenses were HK$112.2 million (US$14.5 million), an increase of 89.5% from the fourth quarter of 2023. Brokerage expenses grew by a narrower margin than brokerage income mainly due to higher gross margin for Hong Kong stock trading in the quarter.

Interest expenses were HK$513.4 million (US$66.1 million), an increase of 89.6% from the fourth quarter of 2023. The increase was primarily due to higher expenses associated with our securities borrowing and lending business and higher margin financing interest expenses.

Processing and servicing costs were HK$150.5 million (US$19.4 million), an increase of 45.4% from the fourth quarter of 2023. The increase was primarily due to higher market information and data fee for new products, as well as higher system usage fee.

Gross Profit

Total gross profit was HK$3,656.5 million (US$470.7 million), an increase of 88.5% from HK$1,939.8 million in the fourth quarter of 2023. Gross margin was 82.5%, as compared to 81.7% in the fourth quarter of 2023.

Operating Expenses

Total operating expenses were HK$1,439.1 million (US$185.3 million), an increase of 57.1% from HK$916.0 million in the fourth quarter of 2023.

Research and development expenses were HK$399.5 million (US$51.4 million), an increase of 10.0% from the fourth quarter of 2023. This increase was primarily due to costs related to organizational restructuring in the fourth quarter of 2024.

Selling and marketing expenses were HK$464.0 million (US$59.7 million), an increase of 154.2% from HK$182.5 million in the fourth quarter of 2023. This was driven by strong growth of new paying clients, partially offset by lower client acquisition costs.

General and administrative expenses were HK$575.7 million (US$74.1 million), an increase of 55.4% from the fourth quarter of 2023. The increase was primarily due to an increase in general and administrative personnel.

Income from Operations

Income from operations increased by 116.6% to HK$2,217.4 million (US$285.5 million) from HK$1,023.8 million in the fourth quarter of 2023. Operating margin increased to 50.0% from 43.1% in the fourth quarter of 2023 mainly due to strong topline growth and operating leverage.

Net Income

Net income increased by 113.3% to HK$1,869.5 million (US$240.7 million) from HK$876.4 million in the fourth quarter of 2023. Net income margin for the fourth quarter of 2024 increased to 42.2% from 36.9% in the year-ago quarter.

Non-GAAP adjusted net income increased by 105.4% to HK$1,952.3 million (US$251.3 million) from the fourth quarter of 2023. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$13.54 (US$1.74), compared with HK$6.40 in the fourth quarter of 2023. Diluted net income per ADS was HK$13.35 (US$1.72), compared with HK$6.31 in the fourth quarter of 2023. Each ADS represents eight Class A ordinary shares.

Full Year 2024 Financial Results

Revenues

Total revenues were HK$13,590.1 million (US$1,749.6 million), an increase of 35.8% from HK$10,008.4 million in 2023.

Brokerage commission and handling charge income was HK$6,044.7 million (US$778.2 million), an increase of 53.2% from HK$3,944.8 million in 2023. This was mainly due to an increase in trading volume, partially offset by lower blended commission rate.

Interest income was HK$6,666.9 million (US$858.3 million), an increase of 20.4% from HK$5,536.4 million in 2023. The increase was mainly driven by higher margin financing income due to an increase in daily average margin balance and higher interest income from bank deposits.

Other income was HK$878.5 million (US$113.1 million), an increase of 66.6% from HK$527.2 million in 2023. The increase was primarily attributable to higher fund distribution service income and currency exchange income.

Costs

Total costs were HK$2,445.5 million (US$314.8 million), an increase of 59.2% from HK$1,536.2 million in 2023.

Brokerage commission and handling charge expenses were HK$341.2 million (US$43.9 million), an increase of 36.7% from HK$249.6 million in 2023. This was primarily attributable to higher trading volume.

Interest expenses were HK$1,617.5 million (US$208.2 million), an increase of 77.6% from HK$910.8 million in 2023. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$486.8 million (US$62.7 million), an increase of 29.5% from HK$375.9 million in 2023. The increase was due to higher market information and data fee, and cloud service fee for new markets and products.

Gross Profit

Total gross profit was HK$11,144.7 million (US$1,434.7 million), an increase of 31.5% from HK$8,472.2 million in 2023. Gross profit margin declined from 84.7% in 2023 to 82.0% in 2024.

Operating Expenses

Total operating expenses were HK$4,523.0 million (US$582.3 million), an increase of 30.5% from HK$3,464.7 million in 2023.

Research and development expenses were HK$1,493.6 million (US$192.3 million), an increase of 3.7% from HK$1,440.9 million in 2023. This increase was primarily due to an increase in research and development headcount to support new products and new markets.

Selling and marketing expenses were HK$1,409.3 million (US$181.4 million), an increase of 98.4% from HK$710.3 million in 2023. The increase was mainly due to strong paying client growth, partially offset by lower customer acquisition costs.

General and administrative expenses were HK$1,620.0 million (US$208.6 million), an increase of 23.3% from HK$1,313.5 million in 2023. The increase was primarily due to an increase in headcount for general and administrative personnel, especially in new markets.

Income from Operations

Income from operations increased by 32.2% to HK$6,621.7 million (US$852.5 million) from HK$5,007.5 million in 2023. Operating margin declined to 48.7% from 50.0% in 2023.

Net Income

Net income increased by 27.0% to HK$5,433.1 million (US$699.4 million) from HK$4,278.9 million in 2023.

Non-GAAP adjusted net income increased by 26.2% to HK$5,768.0 million (US$742.6 million) from HK$4,569.8 million in 2023. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per ADS was HK$39.44 (US$5.08), compared with HK$31.00 in 2023. Diluted net income per ADS was HK$38.88 (US$5.01), compared with HK$30.59 in 2023. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Thursday, March 13, 2025, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register.vevent.com/register/BIb8967ae69ba64a7eab0c02d765ce1339.

It will automatically lead to the registration page of "Futu Holdings Ltd Fourth Quarter and Full Year 2024 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitalized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platforms, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company's primary fee-generating services include trade execution – which allows its clients to trade a diverse range of assets, such as stocks, ETFs, warrants, options, futures and cryptocurrencies – as well as margin financing and securities lending. The Company has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7677 to US$1.00, the noon buying rate in effect on December 31, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	4,937,538	11,688,383	1,504,742
Cash held on behalf of clients	44,369,310	68,639,816	8,836,569
Restricted cash	1,232	1,121	144
Term deposit	5,540	4,990	642
Short-term investments	3,114,613	2,411,074	310,397
Securities purchased under agreements to resell	133,039	316,301	40,720
Loans and advances-current (net of allowance of HK$45,949 thousand and HK$85,252 thousand as of December 31, 2023 and December 31, 2024, respectively)	32,528,421	49,695,691	6,397,736
Receivables:
Clients	293,505	534,077	68,756
Brokers	5,189,155	18,169,186	2,339,069
Clearing organizations	4,244,793	3,277,063	421,883
Fund management companies and fund distributors	151,691	1,210,472	155,834
Interest	268,504	597,483	76,919
Amounts due from related parties	-	61,200	7,879
Prepaid assets	54,691	63,497	8,174
Other current assets	135,479	160,330	20,641
Total current assets	95,427,511	156,830,684	20,190,105

Operating lease right-of-use assets	224,092	253,212	32,598
Long-term investments	238,556	573,190	73,791
Loans and advances - non-current	18,934	18,805	2,421
Other non-current assets	1,226,754	2,025,841	260,803
Total non-current assets	1,708,336	2,871,048	369,613
Total assets	97,135,847	159,701,732	20,559,718

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	69,018	79,090	10,182
Payables:
Clients	48,762,263	72,379,135	9,317,962
Brokers	15,648,286	44,642,545	5,747,203
Clearing organizations	24,096	503,396	64,806
Fund management companies and fund distributors	175,575	507,076	65,280
Interest	44,109	86,964	11,196
Borrowings	5,651,565	5,702,259	734,099
Securities sold under agreements to repurchase	-	2,574,659	331,457
Lease liabilities - current	114,682	144,357	18,584
Accrued expenses and other current liabilities	1,939,004	4,936,805	635,556
Total current liabilities	72,428,598	131,556,286	16,936,325

Lease liabilities - non-current	123,335	132,924	17,112
Other non-current liabilities	12,183	8,061	1,037
Total non-current liabilities	135,518	140,985	18,149
Total liabilities	72,564,116	131,697,271	16,954,474

SHAREHOLDERS’ EQUITY
Class A ordinary shares	71	72	9
Class B ordinary shares	27	27	3
Additional paid-in capital	18,456,438	18,807,369	2,421,228
Treasury Stock	(5,199,257)	(5,199,257)	(669,343)
Accumulated other comprehensive loss	(49,433)	(249,916)	(32,174)
Retained earnings	11,360,890	14,652,946	1,886,394
Total shareholders' equity	24,568,736	28,011,241	3,606,117

Non-controlling interest	2,995	(6,780)	(873)
Total equity	24,571,731	28,004,461	3,605,244
Total liabilities and equity	97,135,847	159,701,732	20,559,718

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	903,999	2,057,429	264,870	3,944,779	6,044,746	778,190
Interest income	1,331,945	2,022,283	260,345	5,536,422	6,666,864	858,280
Other income	137,318	352,836	45,423	527,217	878,515	113,098
Total revenues	2,373,262	4,432,548	570,638	10,008,418	13,590,125	1,749,568
Costs
Brokerage commission and handling charge expenses	(59,166)	(112,241)	(14,450)	(249,567)	(341,238)	(43,930)
Interest expenses	(270,784)	(513,352)	(66,088)	(910,759)	(1,617,450)	(208,228)
Processing and servicing costs	(103,539)	(150,453)	(19,369)	(375,904)	(486,783)	(62,668)
Total costs	(433,489)	(776,046)	(99,907)	(1,536,230)	(2,445,471)	(314,826)
Total gross profit	1,939,773	3,656,502	470,731	8,472,188	11,144,654	1,434,742

Operating expenses
Research and development expenses	(363,132)	(399,462)	(51,426)	(1,440,893)	(1,493,620)	(192,286)
Selling and marketing expenses	(182,461)	(464,001)	(59,735)	(710,348)	(1,409,313)	(181,432)
General and administrative expenses	(370,397)	(575,676)	(74,112)	(1,313,464)	(1,620,017)	(208,558)
Total operating expenses	(915,990)	(1,439,139)	(185,273)	(3,464,705)	(4,522,950)	(582,276)

Income from operations	1,023,783	2,217,363	285,458	5,007,483	6,621,704	852,466

Others, net	(16,749)	55,882	7,195	33,442	(86,372)	(11,119)

Income before income tax expense and share of loss from equity method investments	1,007,034	2,273,245	292,653	5,040,925	6,535,332	841,347

Income tax expense	(125,812)	(358,429)	(46,144)	(748,479)	(998,342)	(128,525)
Share of loss from equity method investments	(4,836)	(45,357)	(5,838)	(13,497)	(103,934)	(13,380)

Net income	876,386	1,869,459	240,671	4,278,949	5,433,056	699,442

Attributable to:
Ordinary shareholders of the Company	878,225	1,871,704	240,960	4,281,474	5,443,094	700,734
Non-controlling interest	(1,839)	(2,245)	(289)	(2,525)	(10,038)	(1,292)
	876,386	1,869,459	240,671	4,278,949	5,433,056	699,442

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.80	1.69	0.22	3.88	4.93	0.63
Diluted	0.79	1.67	0.21	3.82	4.86	0.63

Net income per ADS
Basic	6.40	13.54	1.74	31.00	39.44	5.08
Diluted	6.31	13.35	1.72	30.59	38.88	5.01

Weighted average number of ordinary shares used in computing net income per share
Basic	1,097,155,166	1,106,025,655	1,106,025,655	1,104,899,411	1,104,199,740	1,104,199,740
Diluted	1,112,774,804	1,121,506,777	1,121,506,777	1,119,653,571	1,120,478,183	1,120,478,183

Net income	876,386	1,869,459	240,671	4,278,949	5,433,056	699,442
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	81,589	(223,100)	(28,722)	(1,587)	(200,220)	(25,776)
Total comprehensive income	957,975	1,646,359	211,949	4,277,362	5,232,836	673,666

Attributable to:
Ordinary shareholders of the Company	959,786	1,648,308	212,200	4,279,887	5,242,611	674,924
Non-controlling interest	(1,811)	(1,949)	(251)	(2,525)	(9,775)	(1,258)
	957,975	1,646,359	211,949	4,277,362	5,232,836	673,666

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	HK$	HK$	US$	HK$	HK$	US$
Net income	876,386	1,869,459	240,671	4,278,949	5,433,056	699,442
Add: Share-based compensation expenses	74,077	82,886	10,671	290,831	334,926	43,118
Adjusted net income	950,463	1,952,345	251,342	4,569,780	5,767,982	742,560

Non-GAAP to GAAP reconciling items have no income tax effect.